Mail Stop 4561

February 12, 2009

David M. Kavanagh
Chief Executive Officer
555 West Jackson Blvd, Suite 600
Chicago, IL 60661

      Re: **Grant Park Futures Fund Limited Partnership**
              Form 10-K for Year Ended December 31, 2007
              Form 10-Q for Quarter Ended March 31, 2008, June 30, 2008, and
              September 30, 2008
              File No. 000-50316

Dear Mr. Kavanagh:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

      You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472, or the undersigned at (202) 551-3414 if you have questions.

                    Sincerely,

                    Jorge Bonilla
                    Senior Staff Accountant